UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Table of Contents

Items:
1.	Other news.
2.	Unaudited financial results (standalone and consolidated) for the quarter and nine months ended December 31, 2023.
3.	Limited review reports on the unaudited financial results (standalone and consolidated) issued by M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants, the joint statutory auditors of the Bank for the corresponding period.
4.	News Release on the unaudited financial results for the quarter and nine months ended December 31, 2023.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

OTHER NEWS

Subject: Outcome of Board Meeting held on January 20, 2024

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

In terms of Regulation 30, 33, 52(4) and other applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, (SEBI Listing Regulations), we write to inform you that the Board of Directors of ICICI Bank Limited (the Bank), at its meeting held today, inter alia, approved unaudited financial results (standalone and consolidated) for the quarter and nine months ended December 31, 2023. We enclose herewith the following:

1.	Unaudited financial results (standalone and consolidated) for the quarter and nine months ended December 31, 2023;

2.	Limited review reports on the unaudited financial results (standalone and consolidated) issued by M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants, the joint statutory auditors of the Bank for the corresponding period; and

3.	News Release on the unaudited financial results for the quarter and nine months ended December 31, 2023.

Additionally, pursuant to the changes in the organization structure, the Board, at its meeting held today, also approved the inclusion of Mr. Atul Kumar, Mr. Divyesh Shah, Mr. Manish Maheshwari, Mr. Pankaj Kohli, Mr. Pramod Dubey, Mr. Rohit Poddar, Ms. Shamala Potnis, Ms. Swanandi Phalnikar and Mr. Vikas Singhvi in the category of senior management personnel. The details as required under Regulation 30 read with para A of part A of Schedule III of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, as amended, read with SEBI circular no. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023 are provided in Annexure A.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Phone: 022-26538900, Fax: 022-26531228, Email: companysecretary@icicibank.com Website: www.icicibank.com

STANDALONE FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars			Three months ended			Nine months ended		Year ended
				December 31, 2023 (Q3-2024)	September 30, 2023 (Q2-2024)	December 31, 2022 (Q3-2023)	December 31, 2023 (9M-2024)	December 31, 2022 (9M-2023)	March 31, 2023 (FY2023)
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			36,694.58	34,920.39	28,505.63	104,942.58	78,210.21	109,231.34
	a)	Interest/discount on advances/bills		28,557.51	27,118.87	22,180.28	81,520.53	59,743.47	83,942.97
	b)	Income on investments		7,210.67	7,020.31	5,343.57	20,848.98	15,048.71	20,888.46
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		454.19	494.34	470.08	1,361.23	1,299.76	1,850.51
	d)	Others		472.21	286.87	511.70	1,211.84	2,118.27	2,549.40
2.	Other income			6,097.06	5,776.68	5,023.63	17,308.99	14,743.70	19,831.45
3.	TOTAL INCOME (1)+(2)			42,791.64	40,697.07	33,529.26	122,251.57	92,953.91	129,062.79
4.	Interest expended			18,016.03	16,612.48	12,040.65	49,729.66	33,748.40	47,102.74
5.	Operating expenses (e)+(f)			10,051.99	9,855.32	8,217.39	29,429.90	23,945.08	32,873.24
	e)	Employee cost		3,812.67	3,725.42	2,921.18	11,421.75	8,658.92	12,059.93
	f)	Other operating expenses		6,239.32	6,129.90	5,296.21	18,008.15	15,286.16	20,813.31
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			28,068.02	26,467.80	20,258.04	79,159.56	57,693.48	79,975.98
7.	OPERATING PROFIT (3)–(6)			14,723.62	14,229.27	13,271.22	43,092.01	35,260.43	49,086.81
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 3 and 4)			1,049.37	582.63	2,257.44	2,924.44	5,045.78	6,665.58
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			13,674.25	13,646.64	11,013.78	40,167.57	30,214.65	42,421.23
10.	Exceptional items			..	..	..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			13,674.25	13,646.64	11,013.78	40,167.57	30,214.65	42,421.23
12.	Tax expense (g)+(h)			3,402.71	3,385.64	2,701.93	9,986.83	7,440.02	10,524.73
	g)	Current tax		3,366.19	3,246.52	2,601.91	9,750.08	7,446.26	10,254.48
	h)	Deferred tax		36.52	139.12	100.02	236.75	(6.24)	270.25
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			10,271.54	10,261.00	8,311.85	30,180.74	22,774.63	31,896.50
14.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)			10,271.54	10,261.00	8,311.85	30,180.74	22,774.63	31,896.50
16.	Paid-up equity share capital (face value Rs. 2 each)			1,403.18	1,400.83	1,395.62	1,403.18	1,395.62	1,396.78
17.	Reserves excluding revaluation reserves			221,129.31	210,508.56	186,042.33	221,129.31	186,042.33	195,495.25
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.22%	0.21%	0.20%	0.22%	0.20%	0.20%
	ii)	Capital adequacy ratio (Basel III)		14.61%	16.07%	16.26%	14.61%	16.26%	18.34%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	14.65	14.66	11.92	43.12	32.71	45.79
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	14.40	14.40	11.68	42.34	32.07	44.89
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		28,774.63	29,836.94	32,528.24	28,774.63	32,528.24	31,183.70
	ii)	Net non-performing customer assets		5,378.48	5,046.47	5,651.22	5,378.48	5,651.22	5,155.07
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		2.30%	2.48%	3.07%	2.30%	3.07%	2.81%
	iv)	% of net non-performing customer assets to net customer assets		0.44%	0.43%	0.55%	0.44%	0.55%	0.48%
20.	Return on assets (annualised)			2.32%	2.41%	2.20%	2.38%	2.08%	2.16%
21.	Net worth[2]			215,432.30	204,617.01	179,246.33	215,432.30	179,246.33	189,125.63
22.	Outstanding redeemable preference shares			..	..	..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00	350.00	350.00
24.	Debt-equity ratio[3]			0.32	0.30	0.38	0.32	0.38	0.37
25.	Total debts to total assets[4]			7.11%	6.79%	8.58%	7.11%	8.58%	7.53%
1.	At December 31, 2023, the percentage of gross non-performing advances (net of write-off) to gross advances was 2.37% (September 30, 2023: 2.55%, March 31, 2023: 2.87%, December 31, 2022: 3.13%) and net non-performing advances to net advances was 0.47% (September 30, 2023: 0.45%, March 31, 2023: 0.51%, December 31, 2022: 0.58%).
2.	Net worth is computed as per RBI Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015.
3.	Debt represents borrowings with residual maturity of more than one year.
4.	Total debts represents total borrowings of the Bank.

SUMMARISED STANDALONE BALANCE SHEET

(Rs. in crore)

Particulars	At
	December 31, 2023	September 30, 2023	March 31, 2023	December 31, 2022
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,403.18	1,400.83	1,396.78	1,395.62
Employees stock options outstanding	1,242.55	1,078.01	760.89	635.49
Reserves and surplus	224,190.83	213,570.08	198,557.72	189,237.43
Deposits	1,332,314.54	1,294,741.72	1,180,840.69	1,122,049.48
Borrowings (includes subordinated debt)	126,871.26	116,758.02	119,325.49	130,550.00
Other liabilities and provisions	97,199.72	93,230.90	83,325.08	77,880.09
Total Capital and Liabilities	1,783,222.08	1,720,779.56	1,584,206.65	1,521,748.11

Assets
Cash and balances with Reserve Bank of India	64,869.20	66,221.19	68,526.17	62,281.19
Balances with banks and money at call and short notice	34,458.91	43,240.51	50,912.10	60,189.63
Investments	436,649.75	413,253.09	362,329.73	337,050.56
Advances	1,153,771.02	1,110,542.14	1,019,638.31	974,047.50
Fixed assets	10,353.96	10,165.93	9,599.84	9,574.52
Other assets	83,119.24	77,356.70	73,200.50	78,604.71
Total Assets	1,783,222.08	1,720,779.56	1,584,206.65	1,521,748.11

 2

STANDALONE SEGMENTAL RESULTS
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2023 (Q3-2024)	September 30, 2023 (Q2-2024)	December 31, 2022 (Q3-2023)	December 31, 2023 (9M-2024)	December 31, 2022 (9M-2023)	March 31, 2023 (FY2023)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment revenue
a	Retail Banking	34,000.52	33,080.02	26,325.77	98,137.75	75,036.00	103,775.34
b	Wholesale Banking	19,454.81	17,383.77	13,593.64	52,907.71	36,018.21	50,614.85
c	Treasury	29,473.80	27,859.08	22,253.30	83,637.99	60,762.04	84,770.74
d	Other Banking	949.56	727.96	684.37	2,521.71	1,669.72	2,383.06
	Total segment revenue	83,878.69	79,050.83	62,857.08	237,205.16	173,485.97	241,543.99
	Less: Inter segment revenue	41,087.05	38,353.76	29,327.82	114,953.59	80,532.06	112,481.20
	Income from operations	42,791.64	40,697.07	33,529.26	122,251.57	92,953.91	129,062.79
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	4,288.46	4,895.97	4,288.56	13,363.06	12,631.04	17,533.68
b	Wholesale Banking	5,746.05	4,670.00	3,876.69	14,495.75	11,282.19	15,785.78
c	Treasury	3,327.70	3,966.92	4,257.14	11,656.75	10,036.32	14,271.55
d	Other Banking	312.04	113.75	91.39	652.01	315.10	480.22
e	Unallocated expenses	..	..	(1,500.00)	..	(4,050.00)	(5,650.00)
	Total segment results	13,674.25	13,646.64	11,013.78	40,167.57	30,214.65	42,421.23
3.	Segment assets
a	Retail Banking	690,053.22	668,057.40	564,925.73	690,053.22	564,925.73	603,959.37
b	Wholesale Banking	476,924.80	463,638.43	407,505.95	476,924.80	407,505.95	432,874.35
c	Treasury	575,869.22	550,912.76	510,710.02	575,869.22	510,710.02	508,469.75
d	Other Banking	33,024.20	30,867.69	28,646.13	33,024.20	28,646.13	29,791.54
e	Unallocated	7,350.64	7,303.28	9,960.28	7,350.64	9,960.28	9,111.64
	Total segment assets	1,783,222.08	1,720,779.56	1,521,748.11	1,783,222.08	1,521,748.11	1,584,206.65
4.	Segment liabilities
a	Retail Banking	977,391.31	940,334.15	851,158.87	977,391.31	851,158.87	891,354.54
b	Wholesale Banking	419,641.39	416,050.16	327,091.38	419,641.39	327,091.38	347,276.49
c	Treasury	140,077.86	129,456.51	138,455.45	140,077.86	138,455.45	129,240.96
d	Other Banking	6,174.96	5,126.69	2,273.87	6,174.96	2,273.87	2,519.27
e	Unallocated	13,100.00	13,763.13	11,500.00	13,100.00	11,500.00	13,100.00
	Total segment liabilities	1,556,385.52	1,504,730.64	1,330,479.57	1,556,385.52	1,330,479.57	1,383,491.26
5.	Capital employed	226,836.56	216,048.92	191,268.54	226,836.56	191,268.54	200,715.39
6.	Total (4)+(5)	1,783,222.08	1,720,779.56	1,521,748.11	1,783,222.08	1,521,748.11	1,584,206.65
Notes on segmental results:
1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.
2.	"Retail Banking" includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

	RBI’s Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide ‘Retail banking’ into (a) Digital Banking (as defined in RBI circular on Establishment of Digital Banking Units dated April 7, 2022) and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment is subdivided as below:

 3

(Rs. in crore)

	Sr. no.	Particulars	Segment revenue	Segment Results	Segment assets	Segment liabilities
	Q3-2024
		Retail Banking	34,000.52	4,288.46	690,053.22	977,391.31
	(i)	Digital Banking	8,308.75	1,031.74	111,841.19	174,210.51
	(ii)	Other Retail Banking	25,691.77	3,256.72	578,212.03	803,180.80
	Q2-2024
		Retail Banking	33,080.02	4,895.97	668,057.40	940,334.15
	(i)	Digital Banking	7,644.09	1,162.52	99,513.41	161,717.18
	(ii)	Other Retail Banking	25,435.93	3,733.45	568,543.99	778,616.97

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	"Treasury" primarily includes the entire investment and derivative portfolio of the Bank.
5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.
6.	"Unallocated" includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

4

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars		Three months ended			Nine months ended		Year ended
			December 31, 2023 (Q3-2024)	September 30, 2023 (Q2-2024)	December 31, 2022 (Q3-2023)	December 31, 2023 (9M-2024)	December 31, 2022 (9M-2023)	March 31, 2023 (FY2023)
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		40,865.23	38,938.08	31,618.81	116,909.20	86,627.90	121,066.81
	a)	Interest/discount on advances/bills	30,030.69	28,501.06	23,259.99	85,619.44	62,575.56	87,929.24
	b)	Income on investments	9,523.04	9,279.96	7,136.29	27,634.05	20,077.16	27,905.03
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	680.86	699.56	595.39	1,962.63	1,598.32	2,305.46
	d)	Others	630.64	457.50	627.14	1,693.08	2,376.86	2,927.08
2.	Other income		18,614.53	18,354.18	16,240.69	51,946.82	45,628.15	65,111.99
3.	TOTAL INCOME (1)+(2)		59,479.76	57,292.26	47,859.50	168,856.02	132,256.05	186,178.80
4.	Interest expended		19,408.76	17,908.01	12,977.89	53,684.43	36,063.92	50,543.39
5.	Operating expenses (e)+(f)		23,908.69	23,911.01	20,511.90	67,876.37	58,201.93	82,439.02
	e)	Employee cost	4,749.19	4,662.23	3,723.10	14,222.75	10,986.17	15,234.17
	f)	Other operating expenses	19,159.50	19,248.78	16,788.80	53,653.62	47,215.76	67,204.85
6.	TOTAL EXPENDITURE (4)+(5)		43,317.45	41,819.02	33,489.79	121,560.80	94,265.85	132,982.41
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		16,162.31	15,473.24	14,369.71	47,295.22	37,990.20	53,196.39
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 3 and 4)		1,020.45	649.01	2,434.12	3,014.50	5,217.88	6,939.93
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		15,141.86	14,824.23	11,935.59	44,280.72	32,772.32	46,256.46
10.	Exceptional items		..	..	..	..	..	..
11.	Add: Share of profit in associates		259.96	335.45	229.44	846.45	747.22	998.29
12.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)–(10)+(11)		15,401.82	15,159.68	12,165.03	45,127.17	33,519.54	47,254.75
13.	Tax expense (g)+(h)		3,886.67	3,808.82	2,999.41	11,246.71	8,294.52	11,793.44
	g)	Current tax	3,810.46	3,638.50	2,905.98	10,956.53	8,278.38	11,456.44
	h)	Deferred tax	76.21	170.32	93.43	290.18	16.14	337.00
14.	Less: Share of profit/(loss) of minority shareholders		462.55	454.73	373.20	1,295.61	1,041.08	1,424.67
15.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)–(14)		11,052.60	10,896.13	8,792.42	32,584.85	24,183.94	34,036.64
16.	Extraordinary items (net of tax expense)		..	..	..	..	..	..
17.	NET PROFIT FOR THE PERIOD (15)-(16)		11,052.60	10,896.13	8,792.42	32,584.85	24,183.94	34,036.64
18.	Paid-up equity share capital (face value Rs. 2/- each)		1,403.18	1,400.83	1,395.62	1,403.18	1,395.62	1,396.78
19.	Reserves excluding revaluation reserves		238,096.82	226,314.47	199,333.21	238,096.82	199,333.21	209,248.29
20.	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		15.77	15.57	12.61	46.55	34.74	48.86
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		15.47	15.27	12.35	45.65	34.01	47.84

SUMMARISED CONSOLIDATED BALANCE SHEET
(Rs. in crore)
Particulars					At
					December 31, 2023	September 30, 2023	March 31, 2023	December 31, 2022
					(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital					1,403.18	1,400.83	1,396.78	1,395.62
Employees stock options outstanding					1,242.55	1,078.01	760.89	636.11
Reserves and surplus					241,184.80	229,405.37	212,340.13	202,561.15
Minority interest					7,431.64	7,203.63	6,686.75	6,573.21
Deposits					1,366,842.09	1,325,252.62	1,210,832.15	1,152,325.13
Borrowings (includes subordinated debt)					200,966.94	189,709.79	189,061.81	192,496.93
Liabilities on policies in force					273,564.40	259,349.87	238,867.36	239,975.30
Other liabilities and provisions					115,382.83	111,449.63	98,544.63	91,245.56
Total Capital and Liabilities					2,208,018.43	2,124,849.75	1,958,490.50	1,887,209.01

Assets
Cash and balances with Reserve Bank of India					64,935.13	66,269.76	68,648.94	62,323.30
Balances with banks and money at call and short notice					56,514.16	62,832.19	67,807.55	77,556.73
Investments					754,864.94	715,263.84	639,551.97	612,557.65
Advances					1,229,198.02	1,182,108.54	1,083,866.32	1,038,091.18
Fixed assets					11,913.77	11,657.62	10,969.00	10,858.87
Other assets					90,491.08	86,616.47	87,545.39	85,719.95
Goodwill on consolidation					101.33	101.33	101.33	101.33
Total Assets					2,208,018.43	2,124,849.75	1,958,490.50	1,887,209.01

CONSOLIDATED SEGMENTAL RESULTS
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2023 (Q3-2024)	September 30, 2023 (Q2-2024)	December 31, 2022 (Q3-2023)	December 31, 2023 (9M-2024)	December 31, 2022 (9M-2023)	March 31, 2023 (FY2023)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment revenue
a	Retail Banking	34,000.52	33,080.02	26,325.77	98,137.75	75,036.00	103,775.34
b	Wholesale Banking	19,454.81	17,383.77	13,593.64	52,907.71	36,018.21	50,614.85
c	Treasury	29,356.10	27,718.83	22,147.29	83,380.45	60,527.61	84,536.92
d	Other Banking	1,747.71	1,497.57	1,273.30	4,811.91	3,084.90	4,464.00
e	Life Insurance	13,150.14	13,413.14	11,923.16	36,500.97	32,975.10	47,930.17
f	Others	3,607.65	3,287.17	2,526.81	10,024.60	7,027.49	9,725.98
	Total segment revenue	101,316.93	96,380.50	77,789.97	285,763.39	214,669.31	301,047.26
	Less: Inter segment revenue	41,837.17	39,088.24	29,930.47	116,907.37	82,413.26	114,868.46
	Income from operations	59,479.76	57,292.26	47,859.50	168,856.02	132,256.05	186,178.80
2.	Segmental results (i.e. Profit before tax and minority interest)
a	Retail Banking	4,288.46	4,895.97	4,288.56	13,363.06	12,631.04	17,533.68
b	Wholesale Banking	5,746.05	4,670.00	3,876.69	14,495.75	11,282.19	15,785.78
c	Treasury	3,209.97	3,826.64	4,151.08	11,399.12	9,801.78	14,037.21
d	Other Banking	521.95	323.65	219.41	1,277.26	659.17	1,001.45
e	Life Insurance	232.10	248.31	224.92	688.89	580.09	896.89
f	Others	1,674.77	1,367.63	1,086.25	4,386.80	3,146.84	4,202.37
g	Unallocated expenses	..	..	(1,500.00)	..	(4,050.00)	(5,650.00)
	Total segment results	15,673.30	15,332.20	12,346.91	45,610.88	34,051.11	47,807.38
	Less: Inter segment adjustment	531.44	507.97	411.32	1,330.16	1,278.79	1,550.92
	Add: Share of profit in associates	259.96	335.45	229.44	846.45	747.22	998.29
	Profit before tax and minority interest	15,401.82	15,159.68	12,165.03	45,127.17	33,519.54	47,254.75
3.	Segment assets
a	Retail Banking	690,053.22	668,057.40	564,925.73	690,053.22	564,925.73	603,959.37
b	Wholesale Banking	476,924.80	463,638.43	407,505.95	476,924.80	407,505.95	432,874.35
c	Treasury	581,439.71	556,107.71	515,090.22	581,439.71	515,090.22	512,940.50
d	Other Banking	90,976.81	85,485.62	83,428.58	90,976.81	83,428.58	83,696.05
e	Life Insurance	290,291.18	276,072.97	255,466.24	290,291.18	255,466.24	255,689.90
f	Others	81,565.42	79,509.73	60,930.70	81,565.42	60,930.70	71,134.84
g	Unallocated	7,891.62	7,409.61	10,661.65	7,891.62	10,661.65	9,656.72
	Total	2,219,142.76	2,136,281.47	1,898,009.07	2,219,142.76	1,898,009.07	1,969,951.73
	Less: Inter segment adjustment	11,124.33	11,431.72	10,800.06	11,124.33	10,800.06	11,461.23
	Total segment assets	2,208,018.43	2,124,849.75	1,887,209.01	2,208,018.43	1,887,209.01	1,958,490.50
4.	Segment liabilities
a	Retail Banking	977,391.31	940,334.15	851,158.87	977,391.31	851,158.87	891,354.54
b	Wholesale Banking	419,641.39	416,050.16	327,091.38	419,641.39	327,091.38	347,276.49
c	Treasury	155,996.16	145,118.41	153,461.88	155,996.16	153,461.88	144,338.32
d	Other Banking	58,540.17	54,431.14	52,081.33	58,540.17	52,081.33	51,378.80
e	Life Insurance	279,465.00	265,576.06	245,592.15	279,465.00	245,592.15	245,755.62
f	Others	71,178.20	69,541.69	52,530.58	71,178.20	52,530.58	62,250.16
g	Unallocated	13,100.00	13,345.66	11,500.00	13,100.00	11,500.00	13,100.00
	Total	1,975,312.23	1,904,397.27	1,693,416.19	1,975,312.23	1,693,416.19	1,755,453.93
	Less: Inter segment adjustment	11,124.33	11,431.72	10,800.06	11,124.33	10,800.06	11,461.23
	Total segment liabilities	1,964,187.90	1,892,965.55	1,682,616.13	1,964,187.90	1,682,616.13	1,743,992.70
5.	Capital employed	243,830.53	231,884.20	204,592.88	243,830.53	204,592.88	214,497.80
6.	Total (4)+(5)	2,208,018.43	2,124,849.75	1,887,209.01	2,208,018.43	1,887,209.01	1,958,490.50

Notes on segmental results:
1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.
2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'Treasury' primarily includes the entire investment and derivative portfolio of the Bank.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.
8.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

Notes:
1.	The above standalone and consolidated financial results have been approved by the Board of Directors at its meeting held on January 20, 2024. The joint statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial results for Q3-2024 and 9M-2024.
2.	The financial results have been prepared in accordance with the recognition and measurement principles given in Accounting Standard (AS) 25 on 'Interim Financial Reporting' as prescribed under the Companies Act, 2013.
3.	At December 31, 2023, the Bank holds contingency provision of Rs. 13,100.00 crore (September 30, 2023 and March 31, 2023: Rs. 13,100.00 crore; December 31, 2022: Rs. 11,500.00 crore).
4.	During Q3-2024, the Bank has made a provision of Rs. 627.03 crore against its investments in Alternate Investment Funds (AIFs) as per RBI circular dated December 19, 2023.
5.	During Q3-2024, the Bank has allotted 11,738,550 equity shares of Rs. 2 each pursuant to exercise of employee stock options.
6.	In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio and details of loans transferred/acquired under the RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 is available at https://www.icicibank.com/regulatory-disclosure.page.
7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
8.	The above standalone and consolidated financial results have been reviewed/audited by the joint statutory auditors, M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants.
9.	Rs. 1.00 crore = Rs. 10.0 million.

For and on behalf of the Board of Directors

Rakesh Jha
Mumbai	Executive Director
January 20, 2024	DIN-00042075

7

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road.
Ram Nagar, Goregaon (E),	Mumbai 400 013
Mumbai 400 063

Independent Auditors’ Review Report on unaudited standalone financial results for the quarter and nine months ended 31 December 2023 of ICICI Bank Limited pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended.

To

The Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of ICICI Bank Limited (‘the Bank’) for the quarter and nine months ended 31 December 2023 (‘the Statement’), being submitted by the Bank pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘the Listing Regulations’), except for the disclosures relating to Pillar 3 disclosures as at 31 December 2023, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 06 to the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Bank's Management and approved by the Board of Directors of the Bank, has been prepared in accordance with the recognition and measurement principles laid down in the Accounting Standard 25 ‘Interim Financial Reporting’(‘AS 25’), prescribed under section 133 of the Companies Act, 2013, read with relevant rules issued thereunder, in so far as they apply to Banks, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (the ‘RBI’) from time to time (the ‘RBI Guidelines’) and other accounting principles generally accepted in India, and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review in accordance with the Standard on Review Engagements (‘SRE’) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of the Bank’s personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

1

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

4.	Based on our review conducted as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25 prescribed under Section 133 of the Companies Act, 2013, read with relevant rules thereunder, the RBI Guidelines and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the RBI in respect of income recognition, asset classification, provisioning and other related matters, except for the disclosures relating to Pillar 3 disclosures as at 31 December 2023, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations, as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 06 to the Statement and have not been reviewed by us.

For M S K A & Associates	For KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No. 105047W	ICAI Firm Registration No. 105146W/W100621

/s/ Tushar Kurani	/s/ Vinit Jain
Tushar Kurani	Vinit Jain
Partner	Partner
ICAI Membership No.: 118580	ICAI Membership No.: 145911

UDIN : 24118580BKFLW05606	UDIN : 24145911BKFXL03983

Place: Mumbai	Place: Mumbai
Date: 20 January 2024	Date: 20 January 2024

2

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road.
Ram Nagar, Goregaon (E),	Mumbai 400 013
Mumbai 400 063

Independent Auditors’ Review Report on unaudited consolidated financial results for the quarter and nine months ended 31 December 2023 of ICICI Bank Limited pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended.

To

The Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying statement of unaudited consolidated financial results of ICICI Bank Limited (‘the Parent Bank’ or ‘the Bank’), its subsidiaries (the Parent Bank and its subsidiaries together referred to as ‘the Group’) and its share of the net profit / (loss) after tax of its associates for the quarter and nine months ended 31 December 2023 (the ‘Statement’), being submitted by the Bank pursuant to the requirements of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the ‘Listing Regulations’), except for the disclosures relating to consolidated Pillar 3 disclosures as at 31 December 2023, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 06 of the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Bank’s Management and has been approved by the Bank’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in the Accounting Standard (‘AS’) 25 ‘Interim Financial Reporting’ (‘AS 25’), prescribed under section 133 of the Companies Act, 2013, read with relevant rules thereunder, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (the ‘RBI’) from time to time (the ‘RBI Guidelines’) and other accounting principles generally accepted in India, and in compliance with Regulation 33 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (‘SRE’) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, as amended, to the extent applicable.

4.	The Statement includes the results/information of the entities referred in Annexure 1.

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review/audit reports of other auditors, referred to in paragraph 8 & 9 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013, read with relevant rules thereunder, the RBI Guidelines, and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in accordance with the requirements of Regulation 33 of the Listing Regulations including the manner in which it is to be disclosed, or that it contains any material misstatement, except for the disclosures relating to consolidated Pillar 3 disclosures as at 31 December 2023, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations, as have been disclosed on the Bank’s website and in respect of which a link has been provided in Note 06 to the Statement and have not been reviewed by us.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

6.	The joint statutory auditors of ICICI Prudential Life Insurance Company Limited (‘ICICI Life’), vide their audit report dated 17 January 2024 have expressed an unmodified opinion and have reported in the 'Other Matter' section that 'The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 December 2023 is the responsibility of the Company's Panel Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 December 2023 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India (‘IRDAI') and the Institute of Actuaries of India in concurrence with the Authority. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists, as contained in the condensed standalone interim financial statements of the Company’. Our conclusion on the Statement is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI Life.

7.	The joint statutory auditors of ICICI Lombard General Insurance Company Limited (‘ICICI General’), vide their audit report dated 16 January 2024, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Claims Incurred But Not Reported (‘IBNR'), Claims Incurred But Not Enough Reported ('IBNER') and the Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, which are estimated using statistical methods as at 31 December 2023 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the financial results of the Company’. Our conclusion on the Statement is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI General.

8.	We did not review / audit the interim financial statements / financial results of ten subsidiaries, included in the Statement, whose interim financial statements / financial results reflects total assets of Rs. 4,29,925.38 crore (before consolidation adjustments) as at 31 December 2023 and total revenues of Rs. 17,528.07 crore and Rs. 48,733.85 crore (before consolidation adjustments) and total net profit after tax of Rs. 1,631.34 crore and Rs. 4,446.34 crore (before consolidation adjustments) for the quarter and nine months ended 31 December 2023 respectively as considered in the Statement. These interim financial statements/ financial results have been reviewed/audited by other auditors whose review/ audit reports have been furnished to us by the management, and our conclusion on the Statement in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the review reports of such other auditors, and the procedures performed by us as stated in paragraph 3 above. Further, of these subsidiaries, three subsidiaries are located outside India whose interim financial statements / information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed/audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our review report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the reports of other auditors. According to the information and explanations given to us by the management, the interim financial statements/information of these three subsidiaries are not material to the Group. Our conclusion on the statement is not modified in respect of the above matter.

9.	The Statement also includes the Group's share of net profit after tax of Rs. 205.86 crore and Rs. 670.28 crore for the quarter and nine months ended 31 December 2023 respectively, as considered in the Statement, in respect of an associate, whose interim financial information / financial result have not been reviewed by us. This interim financial statements/information have been audited/reviewed by other auditors whose reports have been furnished to us by the Management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of this associate, is based solely on the reports of the other auditors and the procedures performed by us as stated in paragraph 3 above. Our conclusion on the Statement is not modified in respect of the above matter.

2

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

10.	The Statement includes the interim financial statements / information of six subsidiaries which have not been reviewed / audited by their auditors, whose interim financial statements / financial results reflect total assets of Rs. 441.41 crore (before consolidation adjustments) as at 31 December 2023, total revenues of Rs. 32.48 crore and Rs. 96.89 crore (before consolidation adjustments) and total net (loss) after tax of Rs. 1.18 crore and Rs. 3.96 crore (before consolidation adjustments) for the quarter and nine months ended 31 December 2023 respectively as considered in the Statement. The Statement also includes the Group's share of net profit after tax of Rs. 54.10 crore and Rs. 176.16 crore for the quarter and nine months ended 31 December 2023 respectively, as considered in the Statement, in respect of seven associates based on their interim financial statements / financial results which have not been reviewed/audited by their auditors. According to the information and explanations given to us by the Management, these interim financial statements / financial results are not material to the Group. Our conclusion on the Statement is not modified in respect of the above matter.

For M S K A & Associates	For KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No. 105047W	ICAI Firm Registration No. 105146W/W100621

/s/ Tushar Kurani	/s/ Vinit Jain
Tushar Kurani	Vinit Jain
Partner	Partner
ICAI Membership No.: 118580	ICAI Membership No.: 145911

UDIN: 24118580BKFLW05606	UDIN: 24145911BKFXL03983

Place: Mumbai	Place: Mumbai
Date: 20 January 2024	Date: 20 January 2024

3

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

Annexure 1

List of entities included in the Statement.

Parent Bank

1.	ICICI Bank Limited

Subsidiaries

2.	ICICI Bank Canada

3.	ICICI Bank UK PLC

4.	ICICI International Limited

5.	ICICI Prudential Life Insurance Company Limited

6.	ICICI Prudential Pension Funds Management Company Limited

7.	ICICI Securities Primary Dealership Limited

8.	ICICI Home Finance Company Limited

9.	ICICI Investment Management Company Limited

10.	ICICI Securities Limited

11.	ICICI Securities Holdings Inc.

12.	ICICI Securities Inc.

13.	ICICI Venture Funds Management Company Limited

14.	ICICI Trusteeship Services Limited

15.	ICICI Prudential Asset Management Company Limited

16.	ICICI Prudential Trust Limited

17.	ICICI Strategic Investments Limited

Associates

18.	ICICI Lombard General Insurance Company Limited

19.	I-Process Services (India) Private Limited

20.	NIIT Institute of Finance Banking and Insurance Trading Limited

21.	ICICI Merchant Services Private Limited

22.	Arteria Technologies Private Limited

23.	India Infradebt Limited

24.	India Advantage Fund III

25.	India Advantage Fund IV

4

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 20, 2024

Performance Review: Quarter ended December 31, 2023

•	Profit before tax excluding treasury grew by 23.4% year-on-year to ₹ 13,551 crore (US$ 1.6 billion) in the quarter ended December 31, 2023 (Q3-2024)

•	Core operating profit grew by 10.3% year-on-year to ₹ 14,601 crore (US$ 1.8 billion) in Q3-2024

•	Profit after tax grew by 23.6% year-on-year to ₹ 10,272 crore (US$ 1.2 billion) in Q3-2024

•	Total period-end deposits grew by 18.7% year-on-year to ₹ 13,32,315 crore (US$ 160.1 billion) at December 31, 2023

•	Average current account and savings account (CASA) ratio was 39.4% in Q3-2024

•	Domestic loan portfolio grew by 18.8% year-on-year to ₹ 11,14,820 crore (US$ 134.0 billion) at December 31, 2023

•	Net NPA ratio was 0.44% at December 31, 2023 compared to 0.43% at September 30, 2023

•	Provisioning coverage ratio on non-performing assets was 80.7% at December 31, 2023

•	Including profits for the nine months ended December 31, 2023 (9M-2024), total capital adequacy ratio was 16.70% and CET-1 ratio was 16.03%, on a standalone basis, at December 31, 2023

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended December 31, 2023 (Q3-2024). The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended December 31, 2023.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	Profit before tax excluding treasury grew by 23.4% year-on-year to ₹ 13,551 crore (US$ 1.6 billion) in Q3-2024 from ₹ 10,978 crore (US$ 1.3 billion) in the quarter ended December 31, 2022 (Q3-2023)

•	The core operating profit grew by 10.3% year-on-year to ₹ 14,601 crore (US$ 1.8 billion) in Q3-2024 from ₹ 13,235 crore (US$ 1.6 billion) in Q3-2023; excluding dividend income from subsidiaries/associates, core operating profit grew by 9.7% year-on-year in Q3-2024

•	Net interest income (NII) increased by 13.4% year-on-year to ₹ 18,678 crore (US$ 2.2 billion) in Q3-2024 from ₹ 16,465 crore (US$ 2.0 billion) in Q3-2023

•	The net interest margin was 4.43% in Q3-2024 compared to 4.53% in Q2-2024 and 4.65% in Q3-2023. The net interest margin was 4.57% in 9M-2023

•	Non-interest income, excluding treasury, increased by 19.8% year-on-year to ₹ 5,975 crore (US$ 718 million) in Q3-2024 from ₹ 4,987 crore (US$ 599 million) in Q3-2023

•	Fee income grew by 19.4% year-on-year to ₹ 5,313 crore (US$ 638 million) in Q3-2024 from ₹ 4,448 crore (US$ 535 million) in Q3-2023. Fees from retail, rural, business banking and SME customers constituted about 79% of total fees in Q3-2024

•	There was a treasury gain of ₹ 123 crore (US$ 15 million) in Q3-2024 compared to ₹ 36 crore (US$ 4 million) in Q3-2023

•	Provisions (excluding provision for tax) were ₹ 1,050 crore (US$ 126 million) in Q3-2024 compared to ₹ 2,257 crore (US$ 271 million) in Q3-2023

•	In Q3-2024, provisions included ₹ 627 crore (US$ 75 million) on investments in Alternate Investment Funds as per RBI circular dated December 19, 2023

•	The profit before tax grew by 24.2% year-on-year to ₹ 13,674 crore (US$ 1.6 billion) in Q3-2024 from ₹ 11,014 crore (US$ 1.3 billion) in Q3-2023

•	The profit after tax grew by 23.6% year-on-year to ₹ 10,272 crore (US$ 1.2 billion) in Q3-2024 from ₹ 8,312 crore (US$ 999 million) in Q3-2023

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Growth in digital and payments platforms

There have been more than one crore activations from non-ICICI Bank account holders on the Bank’s mobile banking app, iMobile Pay as of end-December 2023.

ICICI Bank’s Merchant STACK offers an array of banking and value-added services to retailers, online businesses and large e-commerce firms such as digital current account opening, instant overdraft facilities based on point-of-sale transactions, connected banking services and digital store management, among others. The value of the Bank’s merchant acquiring transactions through UPI grew by 85.0% year-on-year and 20.7% sequentially in Q3-2024. The Bank had a market share of about 28.8% by value in electronic toll collections through FASTag in Q3-2024, with a 11.9% year-on-year growth in collections in Q3-2024.

The Bank has created more than 20 industry specific STACKs which provide bespoke and purpose-based digital solutions to corporate clients and their ecosystems. The Bank’s Trade Online and Trade Emerge platforms allow customers to perform most of their trade finance and foreign exchange transactions digitally. The Bank’s digital solutions integrate the import transaction lifecycle with bespoke solutions providing frictionless experience to our clients and simplify customer journeys. About 72% of trade transactions were done digitally in Q3-2024. The volume of transactions done through Trade Online platform in Q3-2024 grew by 26.2% year-on-year.

The Bank has further simplified cross-border remittance journeys with new enhancements. SmartIRM is a multi-party cross-border inward remittance solution with virtual account architecture, enhanced security features and remittances reconciliation with payer identification. SmartORM enables pre-vetting of outward remittance transactions to ensure error-free submission before booking foreign exchange deals.

iLens, the retail lending platform currently enable for the mortgage, is being upgraded on an ongoing basis with new features such as integration with account aggregators, opening of instant paperless saving bank account for newly on-boarded mortgage customers and instant property valuation reports for select developers to provide enhanced customer experience and serve the customer’s 360° needs digitally.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Credit growth

The net domestic advances grew by 18.8% year-on-year and 3.8% sequentially at December 31, 2023. The retail loan portfolio grew by 21.4% year-on-year and 4.5% sequentially, and comprised 54.3% of the total loan portfolio at December 31, 2023. Including non-fund outstanding, the retail portfolio was 46.4% of the total portfolio at December 31, 2023. The business banking portfolio grew by 31.9% year-on-year and 6.5% sequentially at December 31, 2023. The SME business, comprising borrowers with a turnover of less than ₹ 250 crore (US$ 30 million), grew by 27.5% year-on-year and 6.7% sequentially at December 31, 2023. The rural portfolio grew by 18.2% year-on-year and 4.6% sequentially at December 31, 2023. The domestic corporate portfolio grew by 13.3% year-on-year and 2.9% sequentially at December 31, 2023. Total advances increased by 18.5% year-on-year and 3.9% sequentially to ₹ 11,53,771 crore (US$ 138.7 billion) at December 31, 2023.

Deposit growth

Total period-end deposits increased by 18.7% year-on-year and 2.9% sequentially to ₹ 13,32,315 crore (US$ 160.1 billion) at December 31, 2023. Period-end term deposits increased by 31.2% year-on-year and 4.9% sequentially to ₹ 8,04,320 crore (US$ 96.7 billion) at December 31, 2023. Average current account deposits increased by 11.6% year-on-year in Q3-2024. Average savings account deposits increased by 2.8% year-on-year in Q3-2024.

With the addition of 471 branches in 9M-2024, the Bank had a network of 6,371 branches and 17,037 ATMs and cash recycling machines at December 31, 2023.

Asset quality

The gross NPA ratio declined to 2.30% at December 31, 2023 from 2.48% at September 30, 2023. The net NPA ratio was 0.44% at December 31, 2023 compared to 0.43% at September 30, 2023 and 0.55% at December 31, 2022. The net additions to gross NPAs, excluding write-offs and sale, were ₹ 363 crore (US$ 44 million) in Q3-2024 compared to ₹ 116 crore (US$ 14 million) in Q2-2024. The gross NPA additions were ₹ 5,714 crore (US$ 687 million) in Q3-2024 compared to ₹ 4,687 crore (US$ 563 million) in Q2-2024. Recoveries and upgrades of NPAs, excluding write-offs and sale, were ₹ 5,351 crore (US$ 643 million) in Q3-2024 compared to ₹ 4,571 crore (US$ 549 million) in Q2-2024. The Bank has written off gross NPAs amounting to ₹ 1,389 crore (US$ 167 million) in Q3-2024. The provisioning coverage ratio on NPAs was 80.7% at December 31, 2023.

Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines declined to ₹ 3,318 crore (US$ 399 million) or 0.3% of total advances at December 31, 2023 from ₹ 3,536 crore (US$ 425 million) at September 30, 2023. The Bank holds provisions amounting to ₹ 1,032 crore (US$ 124 million) against these borrowers under resolution, as of December 31, 2023. In addition, the Bank continues to hold contingency provisions of ₹ 13,100 crore (US$ 1.6 billion) at December 31, 2023. The loan and non-fund based outstanding to performing corporate and SME borrowers rated BB and below was ₹ 5,853 crore (US$ 703 million) at December 31, 2023 compared to ₹ 4,789 crore (US$ 576 million) at September 30, 2023. The loan and non-fund based outstanding of ₹ 5,853 crore (US$ 703 million) at December 31, 2023 includes ₹ 661 crore (US$ 79 million) to borrowers under resolution.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Capital adequacy

Including profits for the nine months ended December 31, 2023, the Bank’s total capital adequacy ratio at December 31, 2023 was 16.70% and CET-1 ratio was 16.03% compared to the minimum regulatory requirements of 11.70% and 8.20% respectively.

Consolidated results

The consolidated profit after tax increased by 25.7% year-on-year to ₹ 11,053 crore (US$ 1.3 billion) in Q3-2024 from ₹ 8,792 crore (US$ 1.1 billion) in Q3-2023.

Consolidated assets grew by 17.0% year-on-year to ₹ 22,08,018 crore (US$ 265.3 billion) at December 31, 2023 from ₹ 18,87,209 crore (US$ 226.8 billion) at December 31, 2022.

Key subsidiaries and associates

The annualised premium equivalent increased by 1.7% year-on-year to ₹ 5,430 crore (US$ 653 million) in 9M-2024 compared to ₹ 5,341 crore (US$ 642 million) in 9M-2023. The VNB margin was 26.7% in 9M-2024 compared to 32.0% in FY2023 and 32.0% in 9M-2023. Value of New Business (VNB) of ICICI Prudential Life Insurance (ICICI Life) was ₹ 1,451 crore (US$ 174 million) in 9M-2024 compared to 1,710 crore (US$ 205 million) in 9M-2023. The profit after tax was ₹ 679 crore (US$ 82 million) in 9M-2024 compared to ₹ 576 crore (US$ 69 million) in 9M-2023 and ₹ 227 crore (US$ 27 million) in Q3-2024 compared to ₹ 221 crore (US$ 27 million) in Q3-2023.

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) grew by 13.4% year-on-year to ₹ 6,230 crore (US$ 749 million) in Q3-2024 from ₹ 5,493 crore (US$ 660 million) in Q3-2023. The combined ratio stood at 103.6% in Q3-2024 compared to 104.4% in Q3-2023. Excluding the impact of CAT losses, the combined ratio was 102.3% in Q3-2024. The profit after tax of ICICI General grew by 22.1% to ₹ 431 crore (US$ 52 million) in Q3-2024 from ₹ 353 crore (US$ 42 million) in Q3-2023.

The profit after tax of ICICI Prudential Asset Management Company, as per Ind AS, grew by 30.0% year-on-year to ₹ 546 crore (US$ 66 million) in Q3-2024 from ₹ 420 crore (US$ 50 million) in Q3-2023.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, grew by 65.8% year-on-year to ₹ 466 crore (US$ 56 million) in Q3-2024 from ₹ 281 crore (US$ 34 million) in Q3-2023.

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

₹ crore

	FY2023	Q3-2023	9M-2023	Q2-2024	Q3-2024	9M-2024
	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net interest income	62,129	16,465	44,462	18,308	18,678	55,213
Non-interest income	19,883	4,987	14,755	5,861	5,975	17,019
- Fee income	18,001	4,448	13,171	5,204	5,313	15,360
- Dividend income from subsidiaries/associates	1,784	516	1511	648	650	1,589
- Other income	98	23	73	9	12	70
Less:
Operating expense	32,873	8,217	23,945	9,855	10,052	29,430
Core operating profit[1]	49,139	13,235	35,272	14,314	14,601	42,802
Total net provision	6,666	2,257	5,045	583	1,050	2,924
- Impact of change in provisioning norms	-	1,196	1,196	-	-	-
- Contingency provisions[2]	5,650	1,500	4,050	-	-	-
- Other provisions	1,016	(439)	(201)	583	1,050	2,924
Profit before tax excl. treasury	42,473	10,978	30,237	13,731	13,551	39,878
Treasury	(52)	36	(12)	(85)	123	290
Profit before tax	42,421	11,014	30,215	13,646	13,674	40,168
Less:
Provision for taxes	10,525	2,702	7,440	3,385	3,402	9,987
Profit after tax	31,896	8,312	22,775	10,261	10,272	30,181

1.	Excluding treasury
2.	The Bank continues to hold contingency provision of ₹ 13,100 crore (US$ 1.6 billion) at December 31, 2023
3.	Prior period numbers have been re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary balance sheet

 ₹ crore

	31-Dec-22	31-Mar-23	30-Sep-23	31-Dec-23
	Unaudited	Audited	Unaudited	Unaudited
Capital and liabilities
Capital	1,396	1,397	1,401	1,403
Employee stock options outstanding	635	761	1,078	1,243
Reserves and surplus	1,89,238	1,98,558	2,13,570	2,24,191
Deposits	11,22,049	11,80,841	12,94,742	13,32,315
Borrowings (includes subordinated debt)	1,30,550	1,19,325	1,16,758	1,26,871
Other liabilities and provisions	77,880	83,325	93,231	97,199
Total capital and liabilities	15,21,748	15,84,207	17,20,780	17,83,222

Assets
Cash and balances with Reserve Bank of India	62,281	68,526	66,221	64,869
Balances with banks and money at call and short notice	60,190	50,912	43,241	34,459
Investments	3,37,050	3,62,330	4,13,253	4,36,650
Advances	9,74,047	10,19,638	11,10,542	11,53,771
Fixed assets	9,575	9,600	10,166	10,354
Other assets	78,605	73,201	77,357	83,119
Total assets	15,21,748	15,84,207	17,20,780	17,83,222

1.	Prior period figures have been re-grouped/re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions; political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Abhinek Bhargava at abhinek.bhargava@icicibank.com or Nitesh Kalantri nitesh.kalantri@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 83.21

Annexure A

•	Mr. Atul Kumar has completed Bachelor of Science and joined the Bank in December 2000. He is the Head – Payment Operations Group in the Bank.

•	Mr. Divyesh Shah has completed Post Graduate Diploma in Business Administration and joined the Bank in February 2003. He is the Head – Operations Innovation, Digitisation, Analytics and Customer relationship management in the Bank.

•	Mr. Manish Maheshwari is a Chartered Accountant and has joined the Bank in September 2005. He is the Head – Treasury and securities services group in the Bank.

•	Mr. Pankaj Kohli is a Chartered Accountant and has joined the Bank in December 2015. He is the Head – Business credit and credit policy – business banking in the Bank.

•	Mr. Pramod Dubey has completed Master in International Business Administration and joined the Bank in August 2000. He is the Head – Assets & liabilities operations in the Bank.

•	Mr. Rohit Poddar is a Chartered Accountant and has joined the Bank in July 2001. He is the Head – Retail credit and credit policy – retail banking & Mortgage valuation group in the Bank.

•	Ms. Shamala Potnis is a Chartered Accountant and has joined the Bank in January 2012. She is the Head – Central reconciliation in the Bank.

•	Ms. Swanandi Phalnikar has completed Bachelor of Commerce and joined the Bank in July 1999. She is the Head – Trade finance operations group in the Bank.

•	Mr. Vikas Singhvi has completed Master in Business Administration and joined the Bank in August 1996. He is the Head – Retail remittance & international operations in the Bank.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date :	January 20, 2024	By:	/s/ Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary